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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          ---------------------------

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                K2 Design, Inc.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  482731 10 6
                                (CUSIP Number)

                                 Neil Belloff
          Proskauer Rose LLP, 1585 Broadway, New York, NY 10036-8299
                              Tel: (212) 969-3208
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               February 26, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

           Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (Page 1 of 5 Pages)

-----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
CUSIP No. 482731 10 6                                        Page 2 of 5 Pages

    1     NAME OF REPORTING PERSONS
          Robert Burke

    2     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) /X/
    3     SEC USE ONLY

    4     SOURCE OF FUNDS*
          PF

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                    / /

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

                                           7    SOLE VOTING POWER
              NUMBER OF                             11,000
               SHARES
            BENEFICIALLY                   8    SHARED VOTING POWER
              OWNED BY                              275,000
                EACH
              REPORTING                    9    SOLE DISPOSITIVE POWER
             PERSON WITH                            286,000

                                          10    SHARED DISPOSITIVE POWER
                                                    0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          286,000

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   / /

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%

   14     TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                             Page 2 of 5 Pages
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Item 1.  Security and Issuer

(a)  Security:    Common stock, par value $0.01 per share

(b) Issuer:       K2 Design, Inc.
                  30 Broad Street, 16th Floor
                  New York, NY  10004

Item 2.  Identity and Background

         (a)      Robert Burke

         (b)      14 Vom Eigen Drive
                  Convent Station, New Jersey 07960

         (c)      None as of filing date.

         (d)      No

         (e)      No

         (f)      United States of America

Item 3.  Source and Amount of Funds or Other Consideration

         Options to purchase an aggregate of 100,000 shares of the common stock of the Issuer that were granted on December 16, 1997 were terminated pursuant to an Employment Termination Agreement entered into on February 26, 1999 between the Issuer and Mr. Burke. Also, on February 17, 1999, Mr. Burke, pursuant to a cashless feature, exercised options to purchase 25,000 shares at an exercise price of $1.75 per share and received a total of 11,000 shares of Common stock. Additionally, as previously reported, four officers and directors of the Issuer on December 16, 1997 granted to Mr. Burke a ten-year option to purchase 68,750 shares of the common stock of each such persons for an exercise price of $1.75 per share. Mr. Burke anticipates using his own personal funds for any such purchases, however, such options may also be exercised pursuant to a cashless feature. The shares of Common Stock which are the subject of such options, are also subject to a proxy which vests voting control of such shares with Matthew de Ganon, the Chairman of the Board of the Issuer.

Item 4.  Purpose of Transaction

         The reporting person acquired the securities referred to herein for investment purposes.

         (a)      Not applicable

         (b)      Not applicable

         (c)      Not applicable

         (d)      Not applicable

                                                             Page 3 of 5 Pages
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         (e)  Not applicable

         (f)  Not applicable

         (g)  Not applicable

         (h)  Not applicable

         (i)  Not applicable

         (j)  Not applicable

Item 5.  Interest in Securities of the Issuer

         (a)  Aggregate number:      286,000
              Percentage:            Approximately 7.7%

         (b)  (i) Sole power to vote or direct the vote:                 11,000
              (ii) Shared power to vote or to direct the vote:          275,000
              (iii) Sole power to dispose or to direct the disposition: 286,000
              (iv) Shared power to dispose or to direct the disposition:  0

         (c) Options to purchase an aggregate of 100,000 shares of the common stock of the Issuer that were granted on December 16, 1997 were terminated pursuant to an Employment Termination Agreement entered into on February 26, 1999 between the Issuer and Mr. Burke. Also, on February 17, 1999, Mr. Burke, pursuant to a cashless feature, exercised options to purchase 25,000 shares at an exercise price of $1.75 per share and received a total of 11,000 shares of Common Stock. Additionally, as previously reported, four officers and directors of the Issuer on December 16, 1997 granted to Mr. Burke a ten-year option to purchase 68,750 shares of the common stock of each such persons for an exercise price of $1.75 per share. Mr. Burke anticipates using his own personal funds for any such purchases, however, such options may also be exercised pursuant to a cashless feature. The shares of Common Stock which are the subject of such options are also subject to a proxy which vests voting control of such shares with Matthew de Ganon, the Chairman of the Board of the Issuer.

         (d)  Not applicable

         (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         With respect to options granted to the reporting person by Matthew G. de Ganon, David J. Centner, Douglas E. Cleek and Bradley K. Szollose to purchase 68,750 shares of the common stock of the Issuer held by each of such persons, the reporting person has granted Matthew G. de Ganon a proxy to vote any shares exercised by the reporting person pursuant to the options granted on December

                                                             Page 4 of 5 Pages
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         16, 1997 so long as the Voting Agreement dated as of July 26, 1996 by and among Matthew G. de Ganon, David J. Centner, Douglas E. Cleek and Bradley K. Szollose remains in full force and effect.

Item 7.  Material to Be Filed as Exhibits

Not Applicable


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              March  5, 1999                   /s/ Robert W. Burke
              ---------------                 --------------------------
                    Date                              Signature

                                                    Robert W. Burke
                                              --------------------------
                                                      Name/Title

                                                             Page 5 of 5 Pages